SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

(212) 735-3000

June 25, 2013

VIA EDGAR & BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Ms. Pamela Long – Assistant Director

Re:	Registration Statement on Form S-4 (File No. 333-188713)

Dear Ms. Long:

On behalf of Revlon Consumer Products Corporation, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on May 20, 2013.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 14, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

General

1. We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley

Ms. Pamela Long

Securities and Exchange Commission

June 25, 2013

Page - 2 -

& Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In a supplemental letter filed with the Commission on the date hereof, the Company has stated that the Registration Statement was filed in reliance on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

2. Please disclose, wherever you describe the guarantees throughout this prospectus, that the guarantees are full and unconditional subject to certain release provisions, that your subsidiaries are 100% owned, and that the guarantees are joint and several. Please refer to Rule 3-10 of Regulation S-X.

The Company has revised the disclosure on the cover page of the prospectus, and pages 10, 60, 95 and 102 to 103 thereof, to indicate that the Guarantees of the New Notes are full and unconditional subject to certain release provisions, that the Company’s subsidiaries guaranteeing the New Notes are each 100% owned, directly or indirectly, and that the Guarantees of the New Notes are joint and several.

Prospectus Cover Page

3. Please revise the cover page to reflect that you are also registering the guarantees since the guarantees constitute a separate security. Please refer to Item 501(b)(2) of Regulation S-K.

The Company has revised the disclosure on the cover page of the prospectus to indicate that it is also registering with the Commission the Guarantees of the New Notes.

The Exchange Offer, page 96

Terms of the Exchange Offer; Period for Tendering Old Notes, page 96

4. We note your statement in the third paragraph under this heading that “[a]ny Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the Exchange Offer.” Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document as necessary.

The Company has revised the disclosure on pages 96 and 98 to indicate that it will return any Old Notes not accepted for exchange promptly upon the expiration or termination of the Exchange Offer.

Ms. Pamela Long

Securities and Exchange Commission

June 25, 2013

Page - 3 -

5. We note your reservation, in the final paragraph under this heading, of the right to amend the Exchange Offer. Please revise to indicate that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Company has revised the disclosure on page 96 to indicate that in the event of a material change in the Exchange Offer, including the waiver of a material condition thereto, the Company will extend the period of time during which the Exchange Offer remains open, if necessary, so that at least five business days remain in the Exchange Offer following the Company’s issuance of notice of the material change.

Procedures for Tendering the Old Notes, page 96

6. You state that you or the exchange agent will determine in your “sole discretion” questions as to the validity, form, eligibility (including time of receipt) and acceptance of the Old Notes tendered for exchange and that your interpretation of the terms and conditions of the Exchange Offer will be final and binding on all parties. We note similar language in paragraph (c) under the heading “Conditions to the Exchange Offer” on page 99. Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied.

The Company has revised the disclosure on page 97 to indicate that its or the exchange agent’s determination of the validity, form, eligibility and acceptance of the Old Notes will be based the Company’s or the exchange agent’s reasonable judgment as to whether the Old Notes have been properly tendered in accordance with the procedures set forth in the prospectus. The Company has revised the disclosure on page 99 to indicate it will use its reasonable judgment to determine whether any of the items specified in paragraph (c) under the caption “Conditions to the Exchange Offer” will result in any of the consequences referred to in clauses (a) or (b) thereunder.

Conditions to the Exchange Offer, page 99

7. We note your disclosure that you are not required to accept Old Notes or issue New Notes if specific conditions occur prior to acceptance of such Old Notes. All offer conditions, except those related to government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

The Company has revised the disclosure on page 99 to indicate that the occurrence of any of the events specified in paragraphs (a) through (c) under the caption “Conditions to the Exchange Offer” may result in the Company’s termination or amendment of the Exchange Offer, while the events specified in paragraph (d) may result in the Company’s termination or amendment of the Exchange Offer if they occur prior to the expiration of the Exchange Offer.

Future Subsidiary Guarantors; Releases of Subsidiary Guarantees, page 126

Ms. Pamela Long

Securities and Exchange Commission

June 25, 2013

Page - 4 -

8. We note the subsidiary guarantor release provisions listed on pages 126-127, and in particular the second, eighth and ninth release provisions in the list. Given these release provisions, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees as required to rely on Rule 3-10 of Regulation S-X.

Subsection (h)(2) of Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X provides that “[a] guarantee is full and unconditional, if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.” Section 10.01 of the indenture that governs the Old Notes and New Notes provides that each of the Guarantors unconditionally guarantees, on a joint and several basis with the other Guarantors, that the principal of, premium, if any, and interest on the applicable series of notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, consistent with the definition of “full and unconditional” in Rule 3-10(h)(2). The release provisions specified in Section 10.04 of the indenture, each of which is restated on pages 126 and 127 of the prospectus and set forth below for the convenience of the Staff, do not obviate the obligation of any Subsidiary Guarantor to guarantee either series of notes.

A. Section 10.04(1) of the indenture provides for release of a Guarantee automatically if all of the capital stock or all or substantially all of the assets of a Guarantor is sold or otherwise disposed of (including by way of merger or consolidation) to a person other than the Company or a subsidiary of the Company (other than a Non-Recourse Subsidiary) and such sale or disposition does not violate the provisions of the asset sale covenant of the indenture. Section 10.04(5) of the indenture provides for release of a Subsidiary Guarantee automatically, among other things, upon a sale of capital stock which causes such Subsidiary Guarantor to cease to be a Subsidiary if such sale does not violate any of the provisions of the indenture.

Each of these release provisions is consistent with the guidance set forth in Topic 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance (the “FRM”), which provides that the automatic release of a subsidiary guarantee is customary when “the subsidiary is sold or sells its assets.” Therefore, the inclusion of such release provisions would not affect the full and unconditional nature of the Subsidiary Guarantees, nor would they prohibit the Company and the Subsidiary Guarantors from relying on Rule 3-10 of Regulation S-X.

B. Section 10.04(3) of the indenture provides for release of a Guarantee automatically if the Company designates such Subsidiary Guarantor to be a Non-Recourse Subsidiary in accordance with the applicable provisions of the indenture.

This release provision is consistent with the FRM guidance in Topic 2510.5, which provides that the automatic release of a subsidiary guarantee is customary when “the subsidiary is declared ‘unrestricted’ for covenant purposes.” Therefore, the inclusion of such a release provision would not affect the full and unconditional nature of the Subsidiary Guarantees, nor

Ms. Pamela Long

Securities and Exchange Commission

June 25, 2013

Page - 5 -

would they prohibit the Company and the Subsidiary Guarantors from relying on Rule 3-10 of Regulation S-X.

C. Section 10.04(4) of the indenture provides for release of a Guarantee automatically upon legal defeasance or satisfaction and discharge of the indenture. Section 10.04(6) of the indenture provides for release automatically if the Company has satisfied the conditions to covenant defeasance of the indenture.

These release provisions are consistent with the FRM guidance in Topic 2510.5, which provides that the automatic release of a subsidiary guarantee is customary when “the requirements for legal defeasance or covenant defeasance or to the discharge of the indenture have been satisfied.” Therefore, the inclusion of such release provisions would not affect the full and unconditional nature of the Subsidiary Guarantees, nor would they prohibit the Company and the Subsidiary Guarantors from relying on Rule 3-10 of Regulation S-X.

D. Section 10.04(7) of the indenture provides for release of a Guarantee automatically if such Subsidiary Guarantor no longer has any obligations under any Debt (as such term is defined in the indenture) that would require it to become a Guarantor under the covenant with respect to additional Guarantors.

This release provision is consistent with the FRM guidance in Topic 2510.5, which provides that the automatic release of a subsidiary guarantee is customary when “the subsidiary’s guarantee of other indebtedness is terminated or released.” Therefore, the inclusion of such a release provision would not affect the full and unconditional nature of the Subsidiary Guarantees, nor would they prohibit the Company and the Subsidiary Guarantors from relying on Rule 3-10 of Regulation S-X.

E. Section 10.04(2) of the indenture provides for release of a Guarantee upon request of the Company without consent unless, within 20 business days after written notice of the proposed release of such Subsidiary Guarantee is provided to the trustee and the holders, holders of 25% of the outstanding principal amount of the applicable series of notes deliver to the Company a written objection to such release. Section 10.04(8) of the indenture provides for release of a Guarantee with the consent of holders of a majority in principal amount of the applicable series of notes then outstanding (provided, that if such Guarantor is a Significant Subsidiary, the consent of holders of 66.67% of the aggregate principal amount of the applicable series of notes then outstanding shall be required for such release).

Neither of these provisions violate the meaning of the term “full and unconditional,” as set forth in the adopting release for the definition thereof (33-7878, 34-43124, August 4, 2000), which provides that such definition, as adopted, was intended to limit the application of Rule 3-10 of Regulation S-X to those situations in which “the payment obligations of the issuer and guarantor are essentially identical.… There can be no conditions, beyond the issuer’s failure to pay, to the guarantor’s payment obligation.” The payment obligations of the Company and the Guarantors are essentially identical under both the Old Notes and the New Notes, and there are no conditions, beyond the Company’s failure to pay, to the Guarantors’ payment obligations.

Ms. Pamela Long

Securities and Exchange Commission

June 25, 2013

Page - 6 -

Moreover, each of these provisions requires the affirmative or negative consent of the applicable series of noteholders, rather than providing for automatic release of the Guarantees. Hence, neither such provision permits a Guarantor to opt out of its Guarantee prior to or during the term of the applicable series of notes without the consent of the holders, in accordance with the guidance provided in Topic 2510.4 of the FRM. In addition, such release provisions are consistent with the guidance set forth in Topic 2510.5 of the FRM, which provides that a registrant shall not “characterize subsidiary guarantees as full and unconditional without disclosure describing any qualifications to the subsidiary guarantees (e.g., the circumstances in which they could be released).” The Company has disclosed fully the circumstances under which the Guarantees could be released. Therefore, the inclusion of such release provisions would not affect the full and unconditional nature of the Guarantees, nor would they prohibit the Company and the Guarantors from relying on Rule 3-10 of Regulation S-X.

F. Section 10.04(5) of the indenture provides for release of a Guarantee automatically, among other things, upon a dissolution which causes such Subsidiary Guarantor to cease to be a Subsidiary. Section 10.04(9) of the indenture provides for release of a Guarantee automatically upon request of the Company without noteholder consent if the Fair Market Value (as such term is defined in the indenture) of the assets of the related Subsidiary Guarantor, together with the Fair Market Value of the assets of other Subsidiary Guarantors whose Subsidiary Guarantee was released pursuant to such clause in the same calendar year, do not exceed $10.0 million.

Each of these provisions relates to the release of Subsidiary Guarantors with no or little value, either based on its dissolution or due to the existence of a de minimis amount of assets. The circumstances that could lead a Subsidiary Guarantor to dissolve or have its assets reduced to a de minimis amount would otherwise be required to comply with the terms of the indenture. These contractual provisions were agreed to by holders of the Old Notes since a Subsidiary Guarantee would have been of little or no value to such holders at the point in time that the Subsidiary Guarantor had dissolved or was reduced to a de minimis amount of assets. The elimination of a dissolved Subsidiary Guarantor or one with a de minimis amount of assets does not change the economic position of the noteholders, which is essentially the same as if the Subsidiary Guarantees had remained in place.

These provisions accord with the other terms of the indenture. They do not permit a guarantor to opt out of its Guarantee prior to or during the term of the applicable series of notes, in accordance with the guidance provided in Topic 2510.4 of the FRM. In addition, such release provisions are consistent with the guidance set forth in Topic 2510.5 of the FRM, which provides that a registrant shall not “characterize subsidiary guarantees as full and unconditional without disclosure describing any qualifications to the subsidiary guarantees (e.g., the circumstances in which they could be released).” The Company has disclosed fully the circumstances under which the Subsidiary Guarantees could be released. Therefore, the inclusion of such release provisions would not affect the full and unconditional nature of the Subsidiary Guarantees, nor would they prohibit the Company and the Subsidiary Guarantors from relying on Rule 3-10 of Regulation S-X.

Undertakings

Ms. Pamela Long

Securities and Exchange Commission

June 25, 2013

Page - 7 -

9.	Please include the undertakings in Items 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

The Company has revised the undertakings on page II-10 to include those required by Items 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibit 5

10. We note the opinion of counsel that the “Exchange Note Certificate” will constitute a valid and binding obligation of the company. Please have counsel revise its opinion to opine that the New Notes are binding obligations of the company.

We have revised our opinion, which was originally filed as Exhibit 5 to the Registration Statement, and has been re-issued and re-filed on the date hereof as Exhibit 5 to the Amendment, to indicate that, subject to the limitations, qualifications, exceptions, assumptions and conditions contained therein, the New Notes will constitute valid and binding obligations of the Company.

11. We note the qualifications in paragraphs (b) and (c) on the bottom of page three and the assumptions listed in the first paragraph on page four of your legal opinion. Please either remove these qualifications and assumptions or advise us as to their necessity in issuing the legal opinion.

We have revised our opinion, which was originally filed as Exhibit 5 to the Registration Statement, and has been re-issued and re-filed on the date hereof as Exhibit 5 to the Amendment, to remove the qualifications in paragraphs (b) and (c) on the bottom of page three and the assumptions listed in the first paragraph on page four. Instead, such counsel has included on page three the following alternate qualification that is more particularly tailored to our opinion:

“We have also assumed that the terms of the Exchange Notes and the Guarantees have been established so as not to, and that the execution and delivery by any Opinion Party of any Transaction Document to which it is a party, and the performance by such Opinion Party of its obligations thereunder, do not and will not violate, conflict with or constitute a default under (i) any agreement or instrument to which any such Opinion Party or any of its properties is subject (except that we do not make the assumption set forth in this clause (i) with respect to those agreements and instruments which are listed in Part II of the Registration Statement), (ii) any law, rule or regulation to which any such Opinion Party or any of its properties is subject (except that we do not make the assumption set forth in this clause (ii) with respect to the Opined on Law (as defined below)), (iii) any judicial or regulatory order or decree of any governmental authority (except that we do not make the assumption set forth in this clause (iii) with respect to the Opined on Law) or (iv) any consent, approval, license, authorization or validation of, or filing, recording or registration with, any governmental authority (except

Ms. Pamela Long

Securities and Exchange Commission

June 25, 2013

Page - 8 -

that we do not make the assumption set forth in this clause (iv) with respect to the Opined on Law).”

Please telephone the undersigned at (212) 735-3497 if you have any questions or need any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Lauren Goldberg
Revlon Consumer Products Corporation